Exhibit 99.1

CHINA CERAMICS CO., LTD.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on September 22, 2017

To the Shareholders of China Ceramics Co., Ltd.

Notice is hereby given that the Annual Meeting of the Shareholders of China Ceramics Co., Ltd. (the “Company”) will be held on September 22, 2017 at 9 p.m. local China time (or 9 a.m. Eastern Standard Time), at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China. The meeting is called for the following purposes:

1.	To elect Huang Jia Dong, Liu Jianwei, Liu Jun, Shen Chengliang, Su Weifeng and Roy Tan Choon Kang to serve on the Board of Directors of the Company to serve until the next Annual Meeting of Shareholders or until their successors are elected and become qualified.
2.	To ratify the appointment of Centurion ZD CPA Limited as the independent auditors of the Company for the fiscal year ending December 31, 2017; and
3.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on August 18, 2017 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about August 25, 2017.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: www.cceramics.com.

By Order of the Board of Directors,

/s/ Huang Jia Dong

Huang Jia Dong, Chairman and Chief Executive Officer

Dated: August 25, 2017

CHINA CERAMICS CO., LTD.

TABLE OF CONTENTS

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CHINA CERAMICS CO., LTD.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of China Ceramics Co., Ltd. (the “Company,” “China Ceramics,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China on September 22, 2017, at 9 p.m. local China time (or 9 a.m. Eastern Standard Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to Continental Stock Transfer & Trust Company, One State Street Plaza, 30th Floor, New York, NY 10004-1561, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of shares, $0.008 par value per share (the “Shares”), of record at the close of business on August 18, 2017 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had 3,816,370 Shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than 50% of the outstanding Shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum throughout the meeting. The affirmative vote of a plurality of the votes cast in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of our directors. A “plurality vote” means that the winning candidate only needs to get more votes than a competing candidate. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required to ratify the appointment of independent certified public accountants. A “majority vote” means that a proposal passes if it receives a majority of the shares voting or present at the meeting.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other three matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 5:30 p.m., local China time on September 21, 2017 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person.

ELECTION OF DIRECTORS
(PROPOSAL NO. 1)

The Board has nominated Huang Jia Dong, Liu Jianwei, Liu Jun, Shen Chengliang, Su Weifeng and Roy Tan Choon Kang for re-election as directors to serve until the next Annual Meeting of Shareholders or until their successors are elected and become qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director nominees, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Huang Jia Dong, 59, founded Hengda in 1993 and has served as our director since November 20, 2009 and Chief Executive Officer since April 4, 2010. Mr. Huang was Chairman of the Board from November 20, 2009 until April 4, 2010. Mr. Huang currently serves as Chairman of Hengda. Mr. Huang was previously involved in the construction material distribution business. Mr. Huang has been appointed as the vice chairman of Fujian Province Ceramic Industry Association since 2006 and the executive director of Jinjiang City Chamber of Import and Export Trade since 2007. Mr. Huang has a diploma in corporate management from Xiamen University. We have chosen Mr. Huang to serve as director because of his extensive experience in the ceramic tiles industry and his intimate knowledge of our company.

Jianwei Liu, 45, has been our director since January 7, 2014. Mr. Jianwei Liu has been the executive director of China-based Shenzhen BYCF Investment Co., Ltd. since April 2016. Previously, Mr. Liu was been a portfolio manager with China-based Bosera Asset Management Co., Ltd. from October 2004 until October 2015. Prior joining to Bosera, Mr. Liu worked at Shanghai AllBright Law Offices and ICBC (Industrial and Commercial Bank of China Ltd.) at their main headquarters beginning in July 1999. Mr. Liu worked with China Holdings Acquisition Corp. (“CHAC”), the Company’s predecessor, prior to its merger with the Company, and participated in the sourcing of targets for CHAC, the performance of due diligence on potential acquisitions and the structuring of the Company’s acquisition of its operating business in 2009. Mr. Liu resides in China and holds an MBA in Finance from the Wharton School of the University of Pennsylvania, and an MA degree in English and BA degrees in English and Law from Beijing University.

Shen Cheng Liang, 61, is a ceramics production expert with over 30 years of experience in the ceramics industry in China. Prior to his retirement from the industry in 2012, he was a senior production engineer and general manager at Fujian Yiyan Ceramics Ltd. where he worked from 1983 to 2012. Mr. Liang graduated with a bachelor’s degree in material physics from Jingdezhen Ceramics College in 1983.

Su Wei Feng, 36, has been our director since April 1, 2010. Mr. Su joined us in March 2007. He currently acts as our general legal counsel and Secretary. Prior to working with us, Mr. Su worked as a lawyer at Fujian Minrong Law Firm from 2005 to 2007. He graduated from the School of Law of Xiamen University in 2004. We have chosen Mr. Su to serve as director because of his legal background.

Roy Tan Choon Kang, 45, commenced his career at the Government of Singapore Investment Corporation (GIC) in 1996 at the Economics & Strategy Department handling GIC’s equity and fixed income investments in North America and Latin America. From February 1, 2009 to December 31, 2016, Mr. Tan held the title of Managing Partner of One Tree Partners PTE Ltd., an asset management company. From November 2016 to July 31, 2017, Mr. Tan held the office of the CFO of Fuse Enterprises Inc., a digital marketing and mining company. Mr. Tan holds a joint MBA degree from National University of Singapore and Columbia University, NY (1999).

Jun Liu, 48, holds a Bachelor’s degree in Business Administration from Dongbei University of Finance and Economics in China (1990). Mr. Liu’s expertise is in the area of acquisitions, strategic planning and deal structuring. Presently, he serves as a consultant and advisor on various mergers and risk management matters to several companies in the financial industry in China. In addition, Mr. Liu holds the position of a senior manager of Dashang Group Co., Ltd., a large retail chain group in northeast China.

The term of each director is until his or her resignation or removal.

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

THE BOARD AND BOARD COMMITTEES

During the year ended December 31, 2016, the Board met 8 times and acted by unanimous written consents on 8 occasions. All of the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board has determined that Liu Jianwei, Liu Jun, Shen Chengliang, Roy Tan Choon Kang and Cheng Davis (who was not nominated and therefore does not stand for re-election) are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC.

The Board standing committee memberships are as follows:

•	Audit Committee: Jianwei Liu (Chair and the Audit Committee financial expert), Roy Tan, Chengliang Shen, Liu Jun and Cheng Davis
•	Compensation Committee: Shen Chengliang (Chair), Liu Jun and Roy Tan
•	Nominating Committee: Shen Chengliang (Chair), Liu Jun and Roy Tan.

Audit Committee.  We have a separate-designed standing audit committee which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in May 2010. The Audit Committee held 4 meetings and acted by written consent on 2 occasions in 2016. The audit committee oversees the Company’s financial reporting process on behalf of the Board. The audit committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;
•	reviewing and discussing the annual audited financial statements with management and the independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our Board from time to time;
•	meeting separately and periodically with management, the internal auditors and the independent auditors; and
•	reporting regularly to the Board.

Our board of directors has determined that Mr. Liu qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

Governance and Nominating Committee.  The governance and nominating committee, established in May 2010, is responsible for identifying potential candidates to serve on our board and its committees. The Governance and Nominating Committee held 1 meeting and did not act by written consent in 2016. The nominating and corporate governance committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	overseeing the process by which individuals may be nominated to our Board;
•	identifying potential directors and making recommendations as to the size, functions and composition of our Board and its committees;
•	reviewing candidates proposed by our shareholders;
•	developing the criteria and qualifications for the selection of potential directors; and
•	making recommendations to the Board on new candidates for board membership.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to China Ceramics Co., Ltd., Attention: Secretary, c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures specified in our amended and restated memorandum and articles of association to recommend to the governance and nominating committee candidates for election as directors.

In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation (i) in the case of an annual meeting, not later than the close of business on the 60th day nor earlier than the opening of business on the 90th day before the anniversary date of the immediately preceding annual meeting of Shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be received not earlier than the opening of business on the 90th day before the meeting and not later than the later of (x) the close of business on the 60th day before the meeting or (y) the close of business on the tenth day following the date on which public announcement of the date of the annual meeting was first made by the Company, and (ii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which public announcement of the date of the special meeting is first made by the Company.

Such shareholder’s notice to the secretary shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, (a) the name, age, business address, and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of the Company which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the Securities and Exchange Commission under Section 14 of the Exchange Act, and (ii) as to shareholders giving the notice (a) the name and record address of the shareholder and (b) the class and number of shares of the Company which are beneficially owned by the shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

In making nominations, the nominating and corporate governance committee is required to submit candidates who have personal and professional integrity, who have demonstrated ability and judgment and who shall be effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating and corporate governance committee is required to take into consideration the following attributes: independence, professional reputation, financial acumen, business experience, professional network, industry and Company knowledge, high ethical standards, and diversity. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. The committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

The nominating committee received a recommendation from a shareholder for two nominees to the Board. The Board considered these nominees and decided not to include them as nominees on the Company’s slate because the Board did not believe that the proposed individuals had sufficient knowledge of our industry. However, such persons could be nominated at the Annual Meeting by shareholders attending the meeting.

Except as described in the immediately preceding paragraph, the Company’s nominating committee did not receive a recommended director nominee from a shareholder that beneficially owned more than 5% of the Company’s Shares for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s Shares.

Compensation Committee.  The compensation committee, established in May 2010, is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The Compensation Committee did not meet or act by written consent in 2016. The compensation committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;
•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;
•	administering our incentive-compensation plans for our directors and officers;
•	reviewing and assessing the adequacy of the charter annually;
•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our Board from time to time.

Board Leadership Structure and Role in Risk Oversight

Huang Jia Dong serves as the Chairman of the Board and the Company’s Chief Executive Officer. The Board has not designated a lead director. Given the small number of directors comprising the board, the independent directors call and plan their executive sessions collaboratively and, between board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors.

The Board is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

DIRECTOR COMPENSATION

Starting April 1, 2010, our Board determined to provide its non-employee member annual compensation of $40,000. The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2016 to each of our non-employee directors for such person’s service as a director (including contingent or deferred compensation accrued during 2016) (amounts presented in RMB):

Name and Principal Position	Compensation	Value of Options(1)	Total
Shen Cheng Liang	252,000	—	252,000
Cheng Yan Davis	268,416	—	268,416
Jianwei Liu	301,968	—	301,968

(1)	No options were granted to our directors in 2016.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office
Huang Jia Dong	59	Chief Executive Officer
Hen Man Edmund	44	Chief Financial Officer
Su Wei Feng	36	Corporate Secretary

Please refer to the section entitled “Election of Directors” for details regarding Huang Jia Dong and Su Wei Feng.

Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen joined Hengda in 2008 as the Chief Financial Officer. Mr. Hen is responsible for the corporate finance function and oversees matters relating to compliance and reporting obligation of our company. Prior to joining Hengda, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor Degree in Science in 1995. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants.

The following table sets forth all of the compensation paid by us or our significant subsidiaries in 2016 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during 2016 but not including any amounts paid to such persons for their services as directors) (all amounts in RMB):

Name and Principal Position	Salary	Bonus	Value of Options(1)	Total
Huang Jia Dong, CEO	128,749	—	—	128,749
Hen Man Edmund, CFO	1,298,990	—	—	1,298,990
Su Wei Feng, Corporate Secretary	87,840	—	—	87,840

(1)	No options were granted to our executives in 2016.

Retirement Benefits

As of December 31, 2016, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Upon consummation of the acquisition of Success Winner, we entered into employment agreements with certain of our executive officers. The following discussion summarizes the material terms of employment agreements entered into between us and our executive officers:

We entered into employment agreements with the following officers: Huang Jia Dong, Chief Executive Officer, Hen Man Edmund, Chief Financial Officer, and Su Wei Feng, Corporate Secretary.

•	The term of the employment agreements is three years (February 1, 2016 to January 31, 2019 for Huang Jia Dong and Su Wei Feng and August 1, 2016 to July 31, 2017 for Hen Man Edmund, whose agreement has been renewed for another one year term effective as of July 1, 2017).

•	Since August 1, 2013, Huang Jia Dong received compensation of RMB 12,000 per month; Hen Man Edmund received compensation of RMB 38,000 per month; and Su Wei Feng received compensation of RMB 8,100 per month.
•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.
•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

Other Employees

Compensation for our senior executives is comprised of four elements: a base salary, an annual performance bonus, equity and benefits. In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that our compensation committee takes into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of us and our various key component entities, 6) our ability to pay and 7) other factors deemed to be relevant at the time.

Our senior management have discussed our above mentioned planned process for executive compensation and the four compensation components. Specific compensation plans for our key executives are negotiated and established by our compensation committee.

We have not entered into any service contracts with any of our officers, directors or employees that contain any provisions for benefits upon termination of employment.

China Ceramics Co., Ltd. 2010 Incentive Compensation Plan

On December 27, 2010, our shareholders approved the 2010 Incentive Plan. The purpose of the 2010 Incentive Plan is to assist us and our subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value. Awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 shares. The 2010 Incentive Plan shall terminate at such time as no shares remain available for issuance under the 2010 Incentive Plan, when we have no further obligations with respect to outstanding awards under the 2010 Incentive Plan. As of December 31, 2016, no stock options under the 2010 Incentive Plan have been granted.

Administration.  The 2010 Incentive Plan is administered by a committee (the “Committee”) designated by our board of directors (the “Board”), which shall consist of at least two directors, each of whom is (i) a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and (ii) an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto (the “Code”); provided, however, that except as otherwise expressly provided in the 2010 Incentive Plan or in order to comply with Code Section 162(m) or Rule 13b-3 under the Exchange Act, the Board may exercise any power or authority granted to the Committee under the 2010 Incentive Plan. Among other things, the Committee has complete discretion, subject to the express limits of the 2010 Incentive Plan, to determine the officers, directors, employees and independent contractors to be granted an award, the type of award to be granted, the number of shares subject to each award, the terms and conditions of each award, the exercise price of each award which is a stock option (“Option”) and the base price of each award which is a stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate award vesting, the value of the Shares underlying an award, and the required withholdings, if any. The Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2010 Incentive Plan. Notwithstanding the foregoing, neither the Committee nor the Board has any authority to grant or modify an award under the 2010 Incentive Plan with terms or conditions that would cause the award to be considered nonqualified “deferred compensation” subject to Code Section 409A.

Grant of Awards; Shares Available for Awards.  The 2010 Incentive Plan provides for the grant of Options (both incentive stock options and non-incentive stock options), SARs (including limited SARs), restricted stock, deferred stock, stock granted as a bonus or in lieu of another award, dividend equivalents, bonus stock, awards in lieu of obligations, and performance or annual incentive awards (each an “award”) to our executive officers, directors and employees, and independent contractors (each a “participant”) (however, solely employees are eligible for awards which are incentive stock options). We have reserved a total of 1,200,000 shares for issuance as or under awards to be made under the 2010 Incentive Plan. If any award lapses, expires, is cancelled, or terminates unexercised or ceases to be exercisable for any reason, the number of shares subject thereto is again available for grant under the 2010 Incentive Plan. The number of shares for which awards which are Options, SARs, performance awards or annual incentive awards may be granted to a participant under the 2010 Incentive Plan in any fiscal year is limited to 350,000. The number of awards to be granted to officers, directors, employees and consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

Options.  The exercise price per share purchasable under an Option shall be determined by the Committee or the Board, provided that such per share exercise price shall not be less than 100% of the fair market value of a share on the date of grant of the Option and shall not, in any event, be less than the par value of a share on the date of grant of such option. The Committee or the Board shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part, the time or times at which Options shall cease to be or become exercisable following termination of employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, and the methods by or forms in which shares will be delivered or deemed to be delivered to participants who exercise Options.

Options which are incentive stock options (“ISOs”) granted under the 2010 Incentive Plan shall comply in all respects with Code Section 422. In the case of ISOs, if an employee owns or is deemed to own (by reason of the attribution rules applicable under Code Section 424(d)) more than 10% of the combined voting power of all classes of our shares or the shares of any parent or subsidiary (a “ten percent shareholder”) and an ISO is granted to such employee, the per share exercise price under such ISO (to the extent required by the Code at the time of grant) shall be no less than 110% of the fair market value of a share on the date such ISO is granted. The term of an ISO may not exceed 10 years (5 years in the case of an ISO granted to a ten percent shareholder). ISOs may be granted to solely employees. In addition, the aggregate fair market value of the shares subject to an ISO (determined at the time of grant) which are exercisable for the first time by an employee during any calendar year may not exceed $100,000.

Stock Appreciation Rights.  A SAR provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of shares subject to the SAR on the date of exercise (or, in the case of a “Limited SAR” (as defined in the 2010 Incentive Plan) which may be exercised only in the event of a “change in control” (as defined in the 2010 Incentive Plan), the fair market value determined by reference to the change in control price, as defined in the 2010 Incentive Plan), over (B) the product of the number of shares subject to the SAR multiplied by the grant price under the SAR, as determined by the Committee or the Board. The per share grant price of a SAR shall not be less than the fair market value of a share on the date of grant.

Restricted Stock Awards.  A restricted stock award is a grant or sale of shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee or the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee or the Board may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2010 Incentive Plan and any agreement relating to the restricted stock award, a participant who is granted or has purchased restricted stock shall have all of the rights of a shareholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee or the Board). During the restricted period applicable to the restricted stock, subject to certain exceptions, the restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the participant.

Deferred Stock.  A deferred stock award is a right to receive shares, cash, or a combination thereof at the end of a specified deferral period, subject to certain terms and conditions, and in compliance with Code Section 409A. Payment under an award of deferred stock shall occur upon expiration of the deferral period specified for such deferred stock award by the Committee or the Board (or, if permitted by the Committee or the Board, as elected by the participant). In addition, deferred stock awards shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee or the Board may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee or the Board may determine. Payments under deferred stock awards may be by delivery of Shares, cash equal to the fair market value of the specified number of shares covered by the deferred stock award, or a combination thereof, as determined by the Committee or the Board at the date of grant or thereafter. Prior to the end of the specified deferral period for a deferred stock award, the award carries no voting or dividend or other rights associated with share ownership.

Bonus Shares and Awards in Lieu of Obligations.  The Committee and the Board are each authorized to grant shares as a bonus, or to grant shares or other awards in lieu of our obligations to pay cash or deliver other property under the 2010 Incentive Plan or under other plans or compensatory arrangements, provided that, in the case of participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of shares or other awards are exempt from liability under Section 16(b) of the Exchange Act. These bonus shares or awards granted under the 2010 Incentive Plan shall be subject to such other terms as shall be determined by the Committee or the Board.

Dividend Equivalents.  The Committee and the Board are each authorized to grant dividend equivalents to a participant, entitling the participant to receive cash, shares, other awards, or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend equivalents may be awarded on a free-standing basis or in connection with another award. The Committee or the Board may provide that dividend equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional shares, awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee or the Board may specify.

Other Stock-Based Awards.  The Committee and the Board are each authorized, subject to limitations under applicable law, to grant to participants such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares, as deemed by the Committee or the Board to be consistent with the purposes of the 2010 Incentive Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, awards with value and payment contingent upon our performance or any other factors designated by the Committee or the Board, and awards valued by reference to the book value of shares or the value of securities of or the performance of our specified subsidiaries or business units.

Performance and Annual Incentive Awards.  The Committee and the Board (except for such awards to be made to participants who are “covered employees” for purposes of Code Section 162(m), which awards must be made by the Committee) are each authorized to grant (i) performance awards, under which participants will receive cash payments, shares or other awards upon the satisfaction of pre-specified (generally, other than annual) performance criteria, and (ii) annual incentive awards, under which participants will receive cash payments, shares or other awards upon the satisfaction of pre-specified annual performance criteria. The performance criteria which may be used for performance awards or annual incentive awards made to participants who are “covered employees” for purposes of Code Section 162(m) may solely include, for us, on a consolidated basis and/or our specified subsidiaries or business units (except with respect to total shareholder return and earnings per share criteria) — total shareholder return; total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard& Poor’s 500 Stock Index or the S&P Specialty Retailer Index; net income; pretax earnings; earnings before interest expense, taxes, depreciation and amortization; pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; operating margin; earnings per share; return on equity; return on capital; return on investment; operating earnings; working capital or inventory; and ratio of debt to shareholders’ equity.

Change in Control Provisions.  In the event of a change in control (as defined in the 2010 Incentive Plan), (i) any award subject to vesting and exercisability requirements that was not previously vested and exercisable shall become fully vested and exercisable as of the occurrence of the change in control, subject to certain restrictions; (ii) Limited SARs (and other SARs if so provided by their terms) shall become exercisable for amounts, in cash, determined by reference to the change in control price; (iii) the restrictions, deferral of settlement, and forfeiture conditions applicable to any other award shall lapse and such awards shall be deemed fully vested as of the occurrence of the change in control, except to the extent of any waiver by the participant and subject to certain restrictions; (iv) with respect to any outstanding award subject to achievement of performance goals and conditions under the 2010 Incentive Plan, such performance goals and other conditions will be deemed to be met if and to the extent so provided by the Committee in the award agreement relating to such award; (v) the Board may in its sole and absolute discretion, provide on a case by case basis that Options shall terminate, provided however, that a participant holding a terminating Option shall have the right, immediately prior to the occurrence of such change in control and during such period as the Board in its sole discretion shall determine and designate, to exercise that Option, to the extent exercisable, in whole or in part; and (vi) the Board may in its sole and absolute discretion, provide on a case by case basis that any award entitled to be settled in shares shall instead be entitled to be settled, during such period as the Board in its sole discretion shall determine and designate, by means of a cash payment equal to the fair market value of such award immediately prior to the occurrence of such change in control, as determined in good faith by the Board.

Amendment and Termination.  The Board may amend, alter, suspend, discontinue or terminate the 2010 Incentive Plan, or the Committee’s authority to grant awards under the 2010 Incentive Plan, without the consent of shareholders or participants, except that any amendment or alteration to the 2010 Incentive Plan shall be subject to the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 or Code Section 162(m)) or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the 2010 Incentive Plan to shareholders for approval; provided that, without the consent of an affected participant, no such Board action may materially and adversely affect the rights of such participant under any previously granted and outstanding award. The Committee or the Board may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any award theretofore granted and any award agreement relating thereto, except as otherwise provided in the 2010 Incentive Plan; provided that, without the consent of an affected participant, no such Committee or the Board action may materially and adversely affect the rights of such participant under such award.

Compensation Committee.  The shareholders of the Company approved the 2010 Incentive Plan at the annual meeting held on December 27, 2010. In accordance with the 2010 Incentive Plan, the Board of Directors of the Company has appointed the Compensation Committee (the “Committee”) to administer the 2010 Incentive Plan. The Company granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. The exercise price of the share options granted is $7.65 per share and the share options are valid for a period of

5 years from January 27, 2011 to January 27, 2016. One-fourth of options granted will vest in every year from the grant date. As at the grant date of January 27, 2011, the estimated total fair value of the options granted is $3,977,600.

Certain U.S. Federal Income Tax Consequences of the 2010 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to China Ceramics, were it subject to U.S. federal income taxation on a net income basis, and to participants under the 2010 Incentive Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of Options, which include ISOs and Options that are not ISOs, SARs, restricted stock, deferred stock, performance shares, performance units, restricted stock units, dividend equivalent rights and bonus stock. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of China Ceramics to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of an Option with previously-acquired shares. This summary assumes that U.S. participants will hold their shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. participants. These rules are discussed generally under the section below entitled “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2010 Incentive Plan or shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2010 Incentive Plan or shares issued pursuant thereto.

A U.S. participant generally does not recognize taxable income upon the grant of an Option. Upon the exercise of an Option that is not an ISO, the participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price therefor, and China Ceramics would be entitled to a deduction for such amount at that time. If the U.S. participant later disposes of the shares acquired under an Option that is not an ISO, the U.S. participant generally recognizes a long-term or short-term gain or loss, depending upon the period for which the shares were held thereby. A long-term capital gain generally is subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, a U.S. participant generally does not recognize taxable income. If the U.S. participant disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the participant, the U.S. participant generally recognizes a long-term capital gain or loss, and China Ceramics would not be entitled to a deduction. However, if the U.S. participant disposes of such shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and China Ceramics generally would be entitled to deduct such amount.

In addition to the U.S. federal income tax consequences described above, the U.S. participant may be subject to the alternative minimum tax (“AMT”), which is payable to the extent it exceeds the participant’s regular income tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the shares for which the ISO is exercised over the exercise price thereunder for such shares is a preference item for purposes of the AMT. In addition, the U.S. participant’s basis in such shares is increased by such excess for purposes of computing the gain or loss on the disposition of the shares for AMT purposes. If a U.S. participant is required to pay any AMT, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the participant’s regular income tax liability (and, in certain cases, may be refunded to the participant) in subsequent years. To the extent the credit is not used, it may be carried forward.

A U.S. participant who receives a restricted stock award or who purchases shares of restricted stock, which shares, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally does not recognize income on the receipt of the award or the purchased restricted shares and generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the shares at such time over any amount paid by the U.S. participant for the shares. Alternatively, the U.S. participant may elect to be taxed upon receipt of the restricted shares based on the value of the shares at the time of receipt. China Ceramics generally would be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. participant and in the same amount. Dividends received with respect to restricted shares generally are treated as compensation, unless the U.S. participant elects to be taxed on the receipt (rather than the vesting) of the restricted shares.

A U.S. participant generally does not recognize income upon the grant of an SAR. The U.S. participant recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying shares, and China Ceramics generally would be entitled to a deduction for such amount.

A U.S. participant generally does not recognize income on the receipt of a deferred stock award or a bonus stock award and generally recognizes income when the shares are received. At such time, the U.S. participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the shares over any amount paid for the shares, and China Ceramics generally would be entitled to deduct such amount at such time.

A U.S. participant generally does not recognize income on the receipt of a performance award, annual incentive award or dividend equivalent right award until a payment is received under the award. At such time, the U.S. participant recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any shares received, and China Ceramics generally would be entitled to deduct such amount at such time.

This prospectus relates to the offering by the selling stockholders of up to 280,000 shares. These shares have been or will be granted to the selling stockholders under the 2017 Plan.

2017 Equity Compensation Plan

In June 2017, our Board approved the China Ceramics Co., Ltd. 2017 Equity Compensation Plan (the “2017 Plan”) which authorizes issuances of up to 280,000 of the Company’s shares. Under the terms of the 2017 Plan, subject to the total number of shares authorized under the Plan, the Company intends to effect the following grants to the above-referenced individuals: (i) to Hen Man Edmund, issuable monthly, in the amount of shares equal to the $7,500 equivalent, and (ii) to Liu Jianwei and Cheng Yan Davis, issuable quarterly, in the amount of shares equal to the $5,500 and $5,000 equivalent, respectively. The number of shares so issuable will be determined by diving the issuance dollar amount by the closing per share price of the Company’s shares as reported on the NASDAQ Stock Market on the last trading day of each respective applicable issuance period. On June 27, 2017, the Company filed a registration statement on Form S-8 registering the Plan Shares as well as their subsequent resale (SEC File No. 333-219005) which was effective under the Securities Act of 1933, as amended (the “Securities Act”) upon its filing with the SEC and remains effective as of the date hereof. As of the date of this proxy statement, a total of 5,172 shares have been issued (all of which were issued to Hen Man Edmund).

SECURITIES OWNERSHIP

The following table sets forth, as of August 18, 2017, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 3,816,370 shares issued and outstanding as of August 18, 2017.

Name(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Shen Cheng Liang	0		0
Liu Jun	0		0
Roy Tan Choon Kang	0		0
Cheng Yan Davis(2)	0		*
Huang Jia Dong	986,913	(3)	25.8%
Jianwei Liu	0		0
Su Wei Feng	0		*
Hen Man Edmund	5,172		*
All directors and executive officers as a group (8 individuals)	992,085		25.99%
Sound Treasure Limited	651,613	(4)	17.07%
Chen Chau-Ho	221,734		5.8%
Sun Cuixia	221,734		5.8%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.
(2)	Cheng Yan Davis’s address is 160 Riverside Blvd, New York NY.
(3)	Includes (i) an aggregate of 335,300 shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner, which beneficial ownership Mr. Huang disclaims, and (ii) 651,613 shares owned by Sound Treasure Limited, an entity of which Mr. Huang is the sole director and shareholder.
(4)	Huang Jia Dong is the sole director and shareholder of Sound Treasure Limited. The mailing address for Sound Treasure is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC, Attn: Huang Jia Dong.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions of China Ceramics and Operating Predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of the directors of the Company, and a holder of approximately 31.2% equity interests of the Company as of May 15, 2017 and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 34,469,000, RMB 31,974,000 and RMB 24,902,000 and as of December 31, 2016, 2015 and 2014, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law. In July 2014, an entity affiliated with Mr. Huang assumed RMB20.7 million in loans due from the Company to Mr. Wong and then forgave those loans (see Note 23(f) to the accompanying financial statements). As of December 31, 2016, the Company had a loan of RMB 1,157,000 (2015: RMB 1,989,000 and 2014: nil) payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

Other Related Party Transactions

During 2013 and 2014 we entered into certain foreign currency transaction agreements with an unaffiliated financial institution related to the fluctuation in value of the Renminbi against the U.S. dollar. The Company recorded fair value gains on these agreements totaling RMB3,346,000 for the year ended December 31, 2013. However, in 2014, as the Renminbi depreciated against the U.S. dollar, we incurred realized and unrealized losses totaling RMB59,477,000 from January to July 31, 2014 in connection with these agreements.

In June 2014, we, our Chief Executive Officer and the Audit Committee set out to attempt to terminate the foreign currency transaction agreements; and to reach a resolution that would preclude the depletion of our liquid assets by virtue of our having entered into the foreign currency transaction agreements. Ultimately our Chief Executive Officer agreed to cause an entity controlled by him to assume those agreements. On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, executed an agreement (the “Novation”) with us and the financial institution that originated the foreign currency transaction agreements pursuant to which Sound Treasure Limited assumed the foreign currency transaction agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, we will not be required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor enjoy any benefits arising under those agreements.

At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies with the financial institution that was the counterparty to the agreements. RMB6.7 million of a total of RMB15.6 million in deposits that we made were funded on our behalf by Wong Kung Tok (who is the brother-in-law of our Chief Executive Officer), and were included in a total of RMB40.2 million in loans owing by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok executed an agreement with the Company on July 31, 2014 (the “Offset Agreement”) pursuant to which loans totaling RMB20.7 million owed by us to Wong Kung Tok were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited, and in return the Company agreed to forego any claim to RMB15.6 million in Deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation.

Except as disclosed above, neither our Chief Executive Officer nor any affiliate of our Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with International Financial Reporting Standards and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2016, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

/s/ Jianwei Liu (Chair), Roy Tan, Chengliang Shen, Liu Jun and Cheng Davis

RATIFICATION OF INDEPENDENT AUDITORS
(PROPOSAL NO. 2)

On April 30, 2016, China Ceramics Co., Ltd (the “Company”) was notified that, effective April 30, 2016, AWC (CPA) Limited (“AWC”) merged (the “Merger”) with Dominic K.F. Chan & Co (“DKFC”) and formed DCAW (CPA) Limited (“DCAW”). As a result of the Merger, AWC resigned as the Company’s independent registered public accounting firm on April 30, 2016. On May 4, 2016, the Company engaged DCAW (CPA) Limited as its independent registered public accounting firm. The engagement of DCAW was approved by the Audit Committee of the Company’s board of directors on May 4, 2016. The audit reports of AWC on the financial statements of the Company as of and for the year ended December 31, 2015 and did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company’s financial statements for the fiscal year ended December 31, 2015 and through April 30, 2016, there were: (i) no disagreements with AWC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of AWC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports, and (ii) no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

During the Company’s three most recent fiscal years and through May 4, 2016, neither the Company nor anyone on its behalf consulted with DCAW regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that DCAW concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F and its related instructions, or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

On October 25, 2016, DCAW changed its name to Centurion ZD CPA Limited (“Centurion”).

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by Crowe Horwath (HK) CPA Limited, AWC (CPA) Limited and Centurion ZD CPA Limited (formerly known as DCAW (CPA) Limited) for the periods indicated (in RMB’000):

	December 31, 2015	December 31, 2016
Audit Fees – Crowe Horwath (HK) CPA Limited	905	—
Audit Fees – AWC (CPA) Limited	1,244	—
Audit Fees – Centurion ZD CPA Limited (formerly known as DCAW (CPA) Limited)	—	1,476
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	2,149	1,476

Audit Fees

Centurion ZD CPA Limited (formerly known as DCAW (CPA) Limited) audit fees for 2016 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2016. AWC (CPA) Limited audit fees for 2015 consisted of fees in relation to the audit of our financial statements for the year ended December 31, 2015. Crowe Horwath (HK) CPA Limited audit fees for 2014 consisted of fees in relation to the audit of our financial statements for the three years ended December 31, 2014.

Audit Related Fees

There were no audit-related fees.

Tax Fees

There were no tax fees.

All Other Fees

There were no other fees.

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF CENTURION ZD CPA LIMITED AS CHINA CERAMICS’ INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017.

OTHER MATTERS
GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, China Ceramics Co., Ltd., c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

August 25, 2017	By Order of the Board of Directors
/s/ Huang Jia Dong Huang Jia Dong Chief Executive Officer

ANNUAL MEETING OF SHAREHOLDERS OF CHINA CERAMICS CO., LTD.

September 22, 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.cceramics.com

Please sign, date and mail your proxy card in the envelope provided promptly.

CHINA CERAMICS CO., LTD.
2017 ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement and hereby appoints Huang Jia Dong or Hen Man Edmund or either of them, each with full power of substitution, proxies with power of substitution and hereby authorizes them to represent and to vote, as designated below, all of the shares of common stock of the Company held of record by the undersigned on August 18, 2017 at the Annual Meeting of Shareholders to be held on September 22, 2017 at 9 p.m. local China time (or 9 a.m. Eastern Standard Time) at the Company’s principal executive office, Junbing Industrial Area, Anhai, Jinjiang, Fujian, China, and at all postponements or adjournments thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

The Board of Directors recommends that you vote “FOR” each proposal.

1. Election of Directors

☐	FOR ALL NOMINEES
☐	WITHHOLDING AUTHORITY
FOR ALL NOMINEES
☐	FOR ALL EXCEPT
(SEE INSTRUCTIONS BELOW)

º  Huang Jia Dong  º  Liu Jianwei  º  Liu Jun  º  Shen Chengliang
º  Su Weifeng  º  Roy Tan Choon Kang

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here: •

2. Ratification of the appointment of Centurion ZD CPA Limited as independent auditors

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The Shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Proposal 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals. If you return an executed copy of this proxy card and do not check a box with respect to any of the proposals set forth above, the Shares represented by this proxy card will be voted “For” the directors and “For” the ratification of the Company’s auditors.

Signature of Shareholder:  Date:  , 2017

Signature of Shareholder:  Date:  , 2017

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.